(000's Omitted, Except for Share and Par Value Information)

Assets		Total
Cash and cash equivalents	$	27,971
Securities purchased under resale agreements		1,000,893
Securities borrowed		1,536,132
Receivable from broker-dealers and clearing organizations		318,237
Receivable from customers		69,549
Trading assets, at fair value, including $124,958 securities segregated in accordance with Rule 15c3-3		308,368
Goodwill		28,107
Intangible assets		43
Due from affiliates – income taxes		85,080
Due from affiliates – service fees		23,852
Securities received as collateral, at fair value		684
Other assets		66,434
Total assets	**$**	**3,465,350**

Liabilities and shareholder's equity		Total
Liabilities:		
Short-term note payable	$	488,385
Securities sold under repurchase agreements		253,486
Securities loaned		748,925
Payable to broker-dealers and clearing organizations		87,836
Payable to customers		62,777
Securities sold, not yet purchased, at fair value		202,909
Accrued employee compensation and benefits		73,342
Due to affiliates – service fees		6,038
Obligation to return securities received as collateral, at fair value		684
Other liabilities and accrued expenses		11,323
		1,935,705
Shareholder's equity:		
Common stock, par value $0.25 per share; 6,800,000 shares authorized; 6,758,298 shares issued and outstanding		1,690
Additional paid-in capital		921,171
Retained earnings		606,784
		1,529,645
Total liabilities and shareholder's equity	**$**	**3,465,350**

See notes to Statement of Financial Condition